UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO

RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2020 Commission File Number: 001-38396

BIOFRONTERA AG

(Registrant’s name / Translation of registrant’s name into English)

Hemmelrather Weg 201, D-51377 Leverkusen Germany

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X] Form:40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): N/A

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): N/A

EXPLANATORY NOTE

This Report on Form 6-K of Biofrontera AG (the “Company,” “we,” “us” or “our”) contains certain “Voting Rights Announcements” made in Germany under the German Securities Trading Act. These three announcements (collectively, the “announcements”) were prepared and delivered to us by Sparta Aktiengesellschaft, Heidelberger Beteiligungsholding AG and Deutsche Balaton AG (each, a “Holder”), each of which are current holders of our Ordinary Shares. The Company did not participate in any way in the preparation of the announcements. Accordingly, the statements made in the announcements are solely those of the applicable Holder, and we disclaim any responsibility for their contents, including the accuracy or completeness of the information contained in each announcement. We are required to publish these announcements under German law and, therefore, are furnishing English translations of the announcements in this Report on Form 6-K solely to comply with the US federal securities laws, which require that we furnish any information that we are required to make public pursuant to the law of the jurisdiction of our domicile or incorporation, which is the Federal Republic of Germany.

EXHIBITS

Exhibit Number	Description
99.1	First release according to Article 40, Section 1 of the WpHG [the German Securities Trading Act]
99.2	Second release according to Article 40, Section 1 of the WpHG [the German Securities Trading Act]
99.3	Third release according to Article 40, Section 1 of the WpHG [the German Securities Trading Act]

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BIOFRONTERA AG

By:	/s/ Hermann Lübbert
Name:	Hermann Lübbert
Title:	Chief Executive Officer

By:	/s/ Thomas Schaffer
Name:	Thomas Schaffer
Title:	Chief Financial Officer

Date: March 5, 2020